

February 27, 2015

Via E-Mail
David W. Scheible
President and Chief Executive Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re:** **Graphic Packaging Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 001-33988**

Dear Mr. Scheible:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

General

1. We note that you have not presented the disposition of your multi-wall bag business as discontinued operations. Explain to us how you have applied the provisions FASB ASC Subtopic 205-20, as updated Accounting Standards Update (ASU) No. 2014-08, in determining how to present the disposed business. As part of your response, explain how you have evaluated whether the disposal represents a strategic shift that has (or will have) a major effect on your operations and financial results. In this regard, tell us whether you evaluated the economic characteristics of the disposed business as compared to the businesses retained. Additionally, tell us how you considered remarks by your chief executive officer in recent earnings calls which suggest that the disposition represents a major step in the transformation of your business.

<u>Note 16. Business Segment and Geographic Area Information, page 79</u>

2.   We note that you have reevaluated your reportable segments and effective July 1, 2014, report results in one reportable segment: paperboard packaging. Provide us with a list of the operating segments underlying your reportable segments before and after this change. Additionally, submit the analysis that you performed in concluding that aggregation of each of the operating segments underlying the revised, single reportable is appropriate. The analysis should address each of the criteria identified in FASB ASC paragraph 280-10-50-11, including similarity of economic characteristics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief